United States securities and exchange commission logo





                                 February 10, 2022

       Yftah Ben Yaackov
       Chief Executive Officer
       BYND Cannasoft Enterprises Inc.
       2264 East 11th Avenue, Vancouver, B.C.
       Canada V5Z 1N6

                                                        Re: BYND Cannasoft
Enterprises Inc.
                                                            Draft Registration
Statement on Form 20-F
                                                            Submitted January
12, 2022
                                                            CIK No. 0001888151

       Dear Mr. Ben Yaackov:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Draft Registration Statement filed on Form F-20 on January 12, 2022

       Risk Factors
       Our cannabis business will be dependent on our obtaining certain licences..., page 14

   1. Please revise this risk factor to address the risks related to the specific Israeli regulations, licenses and
certifications applicable to your Cannabis Farm and Indoor Cannabis
                                                        Growing facility you
intend to construct in Israel.
       Enforcing a Canadian or U.S. judgment against us and our current executive officers and directors..., page 22

   2. Please expand this risk factor to address the ability of shareholders to effect U.S. service of process, bring
actions, or enforce U.S. judgments based on U.S. federal securities laws in Canada and
Israel.
 Yftah Ben Yaackov
FirstName LastNameYftah   Ben  Yaackov
BYND Cannasoft   Enterprises Inc.
Comapany10,
February  NameBYND
            2022       Cannasoft Enterprises Inc.
February
Page 2 10, 2022 Page 2
FirstName LastName
Risks Related to Ownership of Our Common Shares, page 23

3. Please add a risk factor that addresses your federal reporting obligations and compliance with federal securities laws after your registration statement is declared effective. Further, clarify the reporting differences as a foreign private issuer compared to domestic registrants, being exempt from filing quarterly reports containing quarterly financial statements or proxy or information statements on Schedule 14A or 14C.
4.       Please address that you are registering your common shares under
Section 12(g) of the
         Securities Exchange Act on a voluntary basis, and clarify the circumstances for which you may terminate your registration and cease reporting at your discretion. Clarify the effect such a termination will have on U.S. investors.
An active, liquid and orderly trading market for our Common Shares may not develop ..., page
25

5. Please add a risk factor that clarifies that you intend to apply for listing on the Nasdaq, but may not be approved for listing or meet its listing standards. Discuss the consequences to you and investors if your common shares are unable to be traded on the Nasdaq, such as more limited liquidity, that U.S. investors may have to trade their shares on the over-the-
         counter markets, and the cancellation of the $2.5 million investment by Agroinvestment
         SA discussed on page 66. Further, please discuss the potential listing challenges for cannabis companies that are directly involved in the cultivation and sales of cannabis.
6. Please clarify that, while your shares are listed on the Canadian Stock Exchange (CSE)
         under the symbol    BYND,    that symbol is unavailable in U.S.
markets and the Nasdaq, as
         it is used by an unrelated corporation. Discuss the possible confusion that may result.
Information on the Company, page 26

7. You indicate that your principal executive office is in Vancouver, Canada. Please clarify the business activities that are performed in Canada, given your disclosure on page 21 that your corporate headquarters and all of your operations are in Israel.
8. Where appropriate, please clarify which geographic markets that you intend to enter for each of your product categories (New CRM Platform, New Cannabis CRM Platform,
         Cannasoft, etc.). In particular, please clarify whether you intend to enter the U.S markets for your cannabis-related platforms or products, and if so, please substantially revise your disclose to address the regulatory environment, including restrictions, in the United States, both at the federal and state level, to both you as a vendor and for your prospective clients.
Description of BYND Israel's Business
BYND Israel   s New Cannabis CRM Software Business, page 33

9. You provide a detailed description of the planned features and uses of the New Cannabis
         CRM Platform and indicate all of the development work will be performed in-house. As
 Yftah Ben Yaackov
FirstName LastNameYftah   Ben  Yaackov
BYND Cannasoft   Enterprises Inc.
Comapany10,
February  NameBYND
            2022       Cannasoft Enterprises Inc.
February
Page 3 10, 2022 Page 3
FirstName LastName
         you are in the early stages of development, please clarify whether any of the described features currently exists in a prototype or if they are merely design plans. Further, please describe the size of your current development team and amount of resources you are currently devoting to the creation of the New Cannabis CRM Platform. Sales and Customers, page 33

10. Please clarify why you believe that you will achieve a 6% market share with your New
         Cannabis CRM Platform given that you are in the early stages of development, have no prior history in the cannabis CRM market, and do not appear to have any operations or sales outside of Israel. Please balance your disclosure or delete this reference.
Development and Roll Out, page 34

11. The Stage 1 Development table on page 34 does not appear to cross-foot. Similarly the Stage 2 Development table on page 34 appears to neither foot nor cross-foot.
          Further, the Estimated Construction Costs table on page 37 likewise does not appear to foot. As applicable, please revise to properly foot and cross-foot tabular data in the filing.
Cannasoft's New Medical Cannabis Business, page 35

12. Please clarify whether your Cannasoft operations include any activities beyond seeking the required licenses. Please indicate the amount of funds necessary to commence construction.
13. Please disclose what rights are granted under the Primary Growing License granted on
         June 4, 2018. Disclose whether Cannasoft has applied for a final Growing License and how a Primary Growing License differs from a final Growing License.
14.      Please file the Land Lease as an exhibit.
Israeli Cannabis Industry and Regulatory Overview, page 42

15. Please disclose each license, certification or other regulatory approval you need to operate your proposed medical cannabis business. Discuss the status, timing, costs and plans to obtain them.
Item 5 - Operating and Financial Review and Prospects
A. Operating Results, page 50

16. In your discussion, you cite multiple various factors as impacting your results of operations, but often provide no quantification of the contribution of each factor to the material changes in the various line items discussed. For instance, on pages 50 and
         51 you attributed an increase in general and administrative expenses, respectively to four and three factors, each unquantified. Further, your discussion of material changes impacting results on those pages does not address material changes in consulting and marketing, depreciation expense, stock-based compensation, gains from foreign exchange,
 Yftah Ben Yaackov
BYND Cannasoft Enterprises Inc.
February 10, 2022
Page 4
         gains form debt conversion, financial income (expense), Covid grant revenues and other material items. In accordance with Instruction 1 to Item 5 of Form 20-F, please apply the guidance provided by Section III.D of Release 33-6835. Please expand your narrative discussion to address and quantify any significant factors, including new developments, that have materially affected the registrant's results. Further, as applicable, revise throughout to quantify the impact of each material factor discussed when your results are impacted by two or more factors.
17. We note material volatility reflected for your gross profit reported on pages F-4 and F-41.
         As required by Item 5.D. of Form 20-F, please revise to more clearly identify recent material trends in production, sales and inventory, the state of your order book and costs and selling prices since the latest financial year. Discuss also any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, or that would cause reported financial information not necessarily to be indicative of future operating results.
Directors and Senior Management, page 53

18. Please clarify which of your senior management and officers are full-time employees. We
         note that your CEO   s consulting agreement refers to Mr. Ben Yaackov
as an independent
         contractor and others of your senior management appear to have other current business interests. To the extent that your senior management and officers only work for you on a part-time basis, please clarify and discuss any material conflicts of interests here or in the risk factors section.
Executive Compensation, page 55

19.    You indicate that you only came into existence in March 2021 and your
Table of
       Compensation lists the compensation amounts as of Year 2022. Please clarify what period is being measured. Further, please provide the compensation of your executive officers for the entire calendar year 2021, including compensation earned from BYND
       Israel and/or Cannasoft.
FirstName LastNameYftah Ben Yaackov
20.    Please advise us whether the Stock Option Plan and the employment agreements
Comapany    NameBYND
       described  on pagesCannasoft  Enterprises
                             57 and 58, except forInc.
                                                   Mr. Ben Yaackov   s
consulting agreement, are
       material
February         agreements
          10, 2022 Page 4 under Item 601(b)(10) of Regulation S-K. FirstName LastName
 Yftah Ben Yaackov
FirstName LastNameYftah   Ben  Yaackov
BYND Cannasoft   Enterprises Inc.
Comapany10,
February  NameBYND
            2022       Cannasoft Enterprises Inc.
February
Page 5 10, 2022 Page 5
FirstName LastName
Board Practices, page 59

21. On page 67, you indicate that you will seek to have your common stock listed on the
         Nasdaq. Please clarify whether you currently meet the Nasdaq   s
corporate governance
         listing rules and/or whether you will seek to use the home-rule exemption for foreign private issuers. Please consider adding a risk factor if you will not meet the Nasdaq corporate governance standards for U.S. domestic companies. For example, we note that you have a low annual meeting quorum requirement of only 2 shareholders holding at least a combined 5% beneficial ownership entitled to vote at the meeting.
Major Shareholders and Related Party Transactions, page 65

22. Please disclose the natural person(s) holding voting and/or investment power over the shares owned by Agroinvestment SA.
Material Contracts, page 70

23. We note that you have not filed all the material contracts disclosed in this section. Please file the remaining agreements or tell us why you do not believe they are required to be filed. Please refer to the Instructions to Exhibits in Form 20-F. Financial Statements
Note 3 - Significant Accounting Policies
e. Revenue recognition, page F-18

24. We note that you restated all reporting periods to correct errors in recognition of revenues and costs of revenues. Please disclose the significant judgments, and changes in those judgements, made in applying IFRS 15 pursuant to paragraphs 110.b and 123 of IFRS
         15. Also, with respect to the performance obligations that you satisfy over time, please disclose the method used to recognize revenue pursuant to paragraph 124 of IFRS 15.
Note 3 - Acquisitions, page F-48

25. We note that on March 29, 2021, BYND Israel and B.Y.B.Y. Investments and Promotions
         Ltd. (aka "Cannasoft)" fully completed an exchanged shares and merged whereby BYND
         Israel acquired 74% ownership interest in B.Y.B.Y. Investments and Promotions Ltd. in exchange for majority 54.58% ownership interest in BYND Israel. We also note that one of the former shareholders of B.Y.B.Y. Investments and Promotions Ltd. currently holds the remaining 26% ownership interest in B.Y.B.Y. Investments and Promotions Ltd. in trust for the benefit of BYND Israel. Tell us and disclose how you accounted for this transaction and how you identified the accounting acquirer in this business combination.
26. Tell us and disclose how you determined the value of the consideration exchanged in the
         BYND Israel and B.Y.B.Y. Investments and Promotions Ltd. (aka "Cannasoft") business combination. Explain for us how the 9,831,495 common shares issued to B.Y.B.Y.
         Investments and Promotions Ltd. shareholders were valued at $0.0855 per share.
 Yftah Ben Yaackov
BYND Cannasoft Enterprises Inc.
February 10, 2022
Page 6
      Reconcile this $0.0855 per share valuation to the $0.82 per share valuation attributed to the 6,2269,117 common shares issued on March 29, 2021 to the shareholders of the legal acquirer/registrant.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                           Sincerely,
FirstName LastNameYftah Ben Yaackov
                                                           Division of
Corporation Finance
Comapany NameBYND Cannasoft Enterprises Inc.
                                                           Office of Technology
February 10, 2022 Page 6
cc:       Louis A. Brilleman, Esq.
FirstName LastName